SEC [barcode] N

19006451

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Integrity Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Main Street
(No. and Street)

Minot	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon Radke 701-712-8827
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matt Yale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principle
Title

Notary Public

On February 27, 2019, Matthew Yale personally appeared before me, Carla Brown
County of Ward
State of North Dakota
My commission expires Feb-28, 2022

CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Integrity Funds Distributor, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integrity Funds Distributor, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computations of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computations of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2014.
Abington, Pennsylvania
February 26, 2019

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	915,743
Due from Funds		199,019
Deferred sales commissions		45,407
Prepaid assets		43,021
TOTAL ASSETS	$	1,203,190

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions and fees payable	$	223,760
Accounts payable		1,244
Accrued expenses		83,868
TOTAL LIABILITIES		308,872
MEMBER'S EQUITY		894,318
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,203,190

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

INCOME		
Fee income	$	2,937,043
Commission and underwriting income		149,264
Total income		3,086,307
EXPENSES		
Commission and fee expense		1,575,504
Compensation and benefits		918,305
Equipment rental and management fee		181,564
Meals, lodging, and entertainment		112,246
Revenue sharing		80,455
Dues and subscriptions		52,197
Computer supplies & programs		47,768
Professional fees		40,737
License, fees, and registrations		30,528
Printing and postage		28,827
Telephone		9,932
Rent		9,600
Office supplies		6,628
Advertising and promotion		4,766
Other expenses		4,144
Insurance		3,128
Total expenses		3,106,329
NET LOSS	$	(20,022)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Member's Equity
BALANCE, JANUARY 1, 2018	$914,340
Distributions	-
Net loss	(20,022)
BALANCE, DECEMBER 31, 2018	$894,318

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(20,022)
Adjustments to reconcile net loss to net cash used in operating activities:		
Effects on operating cash flows due to changes in:		
Due from Funds		76,339
Amortization of deferred sales commissions		77,381
Prepaid assets		1,510
Commissions and fees payable		(158,878)
Accounts payable and accrued expenses		(7,205)
Net cash used in operating activities	$	(30,875)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	$	-
Net cash used in financing activities	$	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(30,875)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		946,618
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	915,743

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC and Viking Fund Management, LLC are also wholly-owned subsidiaries of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds".

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Deferred Sales Commissions – Sales commissions paid to financial advisers and broker-dealers on shares sold without a front-end sales charge to investors are generally capitalized and amortized over the periods in which they are generally recovered from related revenues.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes – No provision for income taxes is required since the members of Corridor Investors, LLC (the "Parent") report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or loss is proportionately allocated to the members of Corridor Investors, LLC based on their ownership interests. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence.

Revenue Recognition - 12b-1 and underwriting fee revenue is recognized in the period in which it is earned. **Adoption of New Accounting Standard** – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RULE 15c3-3

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks related to cash.

NOTE 4 - RELATED PARTY TRANSACTIONS

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

Commission and other fee income from the Funds	$	3,086,307
Commission fees paid to the Funds	$	70,007
Compensation and benefits paid to Corridor Investors, LLC	$	603,772
Management and equipment rental fees paid to Corridor Investors, LLC	$	152,000
Rent paid to Corridor Investors, LLC	$	9,600
Other expenses paid to Corridor Investors, LLC	$	3,429

There was a total receivable of $199,019 due from the Funds on December 31, 2018.

Corridor Investors, LLC purchased its facility on March 30, 2012. Integrity Funds Distributor, LLC entered into an expense sharing agreement with Corridor Investors, LLC on September 24, 2014. The terms of the agreement require that a monthly facility expense of $2,400 shall be shared equally among Viking Fund Management, LLC, Integrity Fund Services, LLC, and Integrity Funds Distributor, LLC. Corridor Investors, LLC is the owner of all equipment and furniture in use by the subsidiaries and charges a monthly equipment and furniture rental expense of $1,000 to Integrity Funds Distributor, LLC. The agreement also requires a monthly management fee to be charged to Integrity Funds Distributor, LLC of $11,667 as a result of the management and administrative compensation costs paid by Corridor Investors, LLC for management and administrative services provided to the subsidiary company.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $606,871, which was $581,871 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was 0.509 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $4,496 for the year ended December 31, 2018.

NOTE 7 - **INCOME TAXES**

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax return of Corridor Investors, LLC (the "Parent") consolidated with its subsidiaries are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 - **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through February 26, 2019, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL		
Total member's equity	$	894,318
Less non-allowable assets:		
Prepaid assets		(43,021)
Due from Funds		(199,019)
Deferred sales commissions		(45,407)
Net capital	$	606,871
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$	223,760
Accrued expenses and accounts payable		85,112
Total aggregate indebtedness	$	308,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement[1]	$	25,000
Excess net capital at Minimum net capital requirement[1]	$	581,871
Excess net capital at 1000%[2]	$	575,984
Ratio: Aggregate indebtedness to net capital		0.509 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	606,871
Net audit adjustments to allowable assets		-
Net capital per above	$	606,871

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	20,591
1000%	$	30,887

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Integrity Funds Distributor, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Funds Distributor, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 26, 2019

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2018

Management has concluded that the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Management has also concluded that the Company, to the best of its knowledge and belief, has met the identified exemption provisions throughout the most recent fiscal year without exception.

2/26/19

Matt Yale – Financial and Operations Principle Date

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Integrity Funds Distributor, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Integrity Funds Distributor, LLC and the SIPC, solely to assist you and SIPC in evaluating Integrity Funds Distributor, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Integrity Funds Distributor, LLC's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Integrity Funds Distributor, LLC for the year ended December 31, 2018 to the total revenues in Integrity Funds Distributor, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Integrity Funds Distributor, LLC for the year ended year to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Integrity Funds Distributor, LLC for the year ended December 31, 2018 and in the related supporting schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Integrity Funds Distributor, LLC's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Integrity Funds Distributor, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sanville + Company

Abington, Pennsylvania
February 26, 2019